

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2013

Via Email
John H. Isbrandtsen
One Belvedere Place, Suite 300
Mill Valley, California 94941

> **Re:** **Sequoia Mortgage Funding Corporation**
> **Sequoia Residential Funding, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed March 1, 2013**
> **File No. 333-185882 and -01**

Dear Mr. Isbrandtsen:

We have reviewed your letter dated March 1, 2013 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Supplement(s)

Cover Page and Method of Distribution

1. We note your response to comment 1 in our letter dated February 26, 2013 and reissue in part. It does not appear that you intend to offer the securities on a continuous best efforts basis. Please revise to delete your references to "best efforts basis."

2. Please also indicate that you will disclose the terms of the preliminary arrangement entered into with the underwriter so that all information that is known and is reasonably available to the issuer is disclosed, including the preliminarily agreed-upon purchase price paid by the underwriter and the aggregate principal or notional amount, as applicable, of securities to be sold to the underwriter. Your cover page should also indicate that you have entered into a preliminary arrangement, and at a minimum, include

a reference that you disclose the terms of the preliminary arrangement in the Method of Distribution.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel